Exhibit 99.1

Puxin Limited to Hold Annual General Meeting on December 20, 2021

BEIJING, November 24, 2021 – Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), a consolidator of private educational services in China, today announced that it will hold its annual general meeting of shareholders (the “AGM”) at Floor 5, Dingjun Building, No. 75 Suzhou Street, Haidian District, Beijing, People’s Republic of China on December 20, 2021 at 9:00 a.m. – 11:00 a.m. (Beijing Time).

No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof has been set as the close of business on December 3, 2021.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person.

About Puxin Limited

Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”) is a consolidator of private educational services in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers courses to provide quality educational services to students, and has developed online and mobile applications to enhance students’ learning experience. For more information, please visit http://www.pxjy.com/.

For more information, please contact:

Puxin Limited

Investor Relations

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

ICA Investor Relations (Asia) Limited

Mr. Kevin Yang

Phone: +86-21-8028-6033

E-mail: puxin@icaasia.com

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